UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF FLORIDA

Case No. _______________-CV-______________________

GENIUS GROUP LIMITED,

Plaintiffs,

v.

PETER B. RITZ and MICHAEL MOE,

Defendants.

JURY TRIAL DEMANDED

COMPLAINT

Defendants Peter B. Ritz ("Ritz") and Michael Moe ("Moe"),[1] as the controlling officers and directors of LZG International, Inc. ("LZG"), conducted and participated, both directly and indirectly, in the affairs of LZG, and its wholly owned subsidiaries, through a pattern of mail and wire fraud, and extortion, for the object of acquiring and maintaining control of different microcap entities. The scheme had two parts. The first part involved the Defendants' misrepresentations and omissions of material fact about the sufficiency of LZG's funds in order to acquire certain microcap companies, and then wire-transfer to themselves the assets of the companies acquired, thereby rendering LZG and its subsidiaries insolvent. Defendants Ritz and Moe furthered their scheme by committing additional acts of mail and wire fraud, as well as other acts of extortion and self-dealing, to takeover and loot the assets of the acquired entities and then discontinue their business. Finally, in furtherance of the scheme, Defendants Ritz and Moe communicated through

[1] Ritz and Moe, together, shall hereafter be referred to as the "Defendants."

mail and wire additional misrepresentations and material omissions for the purpose of fraudulently concealing from LZG insiders and shareholders the diversion assets. The second part of the scheme devised and carried out by Defendants Ritz Moe, utilized LZG as a vehicle to coerce and extort the insiders of microcap companies for the purpose of taking over the business and looting the assets of the entities.

Plaintiff Genius Group Ltd. ("GNS" or "Genius"), the latest victim of Defendants Ritz and Moe, discovered their RICO scheme after being fraudulently induced into a sham asset purchase agreement with LZGI and being alerted by LZG's shareholders of the same fraudulent pattern of fraud and self-dealing. After receiving this information, GNS took steps to hold Ritz and Moe to account and to prevent themselves from being similarly defrauded. However, rather than meet GNS's demands to address the claims of fraud and non-compliance, Defendants Ritz and Moe utilized LZG to attempt to take control of GNS through various acts of mail and wire fraud and extortion. When that failed, Defendants Ritz and Moe used the legal process to obtain by false and misleading statements of fact to the court, a temporary restraining order and preliminary injunction that enjoins GNS from raising any funds to continue operation. As a result, currently, GNS is incurring over $500,000 a day in damages, and, by the end of April 2025, will have used all permissible funds previously raised for its continued operation.

Presently, Defendants Ritz and Moe are extorting GNS and its insiders with an open threat that, unless GNS complies with their demands to pay them millions more, so that Defendants Ritz and Moe settle an independent lawsuit brought against them by the LZG shareholders, GNS will face the same fate, and the same extreme cost to its shareholders, as the other microcap entities that have been victimized and shuttered as a result of their scheme.

JURISDICTION AND VENUE

1. This Court has subject matter jurisdiction over this action, pursuant to 28 U.S.C. § 1331, because Plaintiff is asserting a claim under the Racketeer Influenced and Corrupt Organizations ("RICO") Act, 18 U.S.C. § 1961 *et seq.*

2. Pursuant to 28 U.S.C. § 1367, this Court has supplemental jurisdiction over Plaintiff's state law racketeering claims under Fla. Stat. § 895.03, because these state law claims arise out of the same "common nucleus of operative facts" as Plaintiff's claims arising under the federal RICO Act.

3. Venue is proper in this Court, pursuant to 28 U.S.C. § 1391(b)(2), because a substantial part of the events or injuries giving rise to Plaintiff's claims occurred within this District.

THE PARTIES

4. Plaintiff Genius Group Limited ("Genius" or "GNS") is a public limited company duly organized and operated under the Laws of Singapore with a principal place of business located at 8 Amory Street, #01-01 Singapore 049950, and with its shares publicly traded on the New York Stock Exchange under the symbol "GNS."

5. Defendant Peter B. Ritz is an individual residing in the State of Pennsylvania, with a permanent residence located at 1230 Wrack Road, Rydan, Pennsylvania 19046.

6. At all times relevant hereto, Defendant Ritz was the CEO, CFO, and Secretary of LZG.

7. Defendant Michael Moe is an individual residing in the State of Texas, with a permanent residence located at 4125 Turtle Creek Boulevard, Dallas, Texas 75219.

8. At all times relevant hereto, Defendant Moe served on the Board of Directors of LZG.

FACTUAL BACKGROUND

9. LZG is a Florida corporation, with its principal place of business in New York, New York. Its common stock is traded in the over-the-counter ("OTC") securities market under the symbol "LZGI."

10. Beginning in 2009, LZG has been maintained as a public, nonoperating shell company with the purpose of merging with an operating microcap company. (*See* **Exhibit 1**, SEC Complaint against John Clayton, *et al.* ("Clayton Compl."), No. 2:24-cv-918 (D. Utah Dec. 11, 2024) ¶ 38.)

11. In 2021, LZG arranged to bring public FatBrain, LLC ("FatBrain"), an artificial intelligence technology company organized in Delaware, and acquired its assets in a sale that was completed on or about October 23, 2021. (*See* Clayton Compl. ¶¶ 38, 111.)

12. "To assist with the orderly transition of management and operations," LZG entered into a management services agreement with FatBrain to retain FatBrain "to provide consulting and logistical support when needed" for a period of two years, effective October 23, 2021.[2]

13. Defendant Ritz, the former managing director of FatBrain, became the new CEO, CFO, and Secretary of LZG. Shortly thereafter, Ritz also became Chairman of the Board of LZG, and Defendant Moe, the former Executive Vice Chair of FatBrain, was added to LZG's Board of Directors.[3]

[2] See https://www.sec.gov/Archives/edgar/data/1126115/000121390022055586/f10k2022_lzginter.htm, at 14 (last accessed Mar. 31, 2025).

[3] See https://www.sec.gov/Archives/edgar/data/1126115/000155479521000424/lzgi1223form8ka1.htm, at 13 (last accessed Mar. 31, 2025).

LZG'S GENERAL BUSINESS MODEL

14. Once LZG was under the thumb of Ritz and Moe, LZG's initial purpose was repackaged, and was utilized to acquire various businesses and assets for nefarious purposes: wire fraud, mail fraud, and extortion.

15. Indeed, since 2021, LZG has acquired, at the very least, three other businesses over the past four years by entering into near-identical purchase agreements. Specifically, under Ritz and Moe's direction and control, LZG would provide a pittance of cash or cash equivalents, as well as LZG common stock, and in return, would receive a controlling block of common stock, appoint Ritz as an executive member, put Moe on the board of directors.

16. After these transactions were finalized, LZG had total ownership of the newly-acquired businesses, and Ritz and Moe, with their managerial positions in the newly acquired businesses, would act solely in the best interest of those newly-acquired businesses.

17. Once Ritz and Moe, through LZG, seized these businesses, Ritz and Moe would conceal financials, cease making payments towards liabilities, cease paying employees, and would hemorrhage the revenues out of the businesses.

18. Upon information and belief, the revenues would be funneled from the businesses, through LZG, and wired to Ritz and Moe's personal accounts.

19. LZG—located in Florida—has purchased and acquired businesses across the United States, including Connecticut (Intellagents, LLC), as well as across the world, including Kazakhstan and the United Kingdom.

20. Below details the various businesses that LZG had acquired over the past four years to continue the wire fraud, mail fraud, and extortion scheme.

Defendants Ritz and Moe Utilize LZG as a Vehicle to Acquire Intellagents, LLC

21. On February 23, 2022, LZG entered into an Asset Purchase Agreement with Intellagents, LLC ("Intellagents"), a Delaware company that integrated and aggregated data in the insurance sector, to purchase certain Intellagents assets, primarily, its Smart Insurance Ecosystem Platform, to accelerate LZG's insurance focus.

22. The Agreement was signed on behalf of LZG, by its CEO, Defendant Ritz.

23. Upon information and belief, Defendants Ritz and Moe entered LZG into the Asset Purchase Agreement with Intellagents.

24. Upon information and belief, Defendant Ritz, on behalf of LZG, negotiated the terms of the Asset Purchase Agreement with Intellagents.

25. As consideration for the asset, LZG agreed to pay in cash $200,000, and to issue as common stock 2,800,000 shares, valued at one dollar per share, for a total purchase price of $3,000,000 to Intellagents.

26. Immediately after the purchase, Intellagents became a part of LZG.

27. During this time, Intellagents was developing, selling, and promoting new products. (**Exhibit 2**, LZG Shareholders' Verified Complaint ("LZG Shareholders' Compl."), *Carey, et al. v. Michael Moe, et al.*, No. 1:24-cv-07551 (S.D.N.Y . Oct. 4, 2024) ¶ 51.)

28. In his capacity as LZG's CEO, CFO, secretary, and chairman of the board, Defendant Ritz promised very specifically in LZG's publicly filed SEC Form 8-K, dated March 7, 2022, to continue the business of Intellagents, representing to Intellagents insiders and to the public that LZG, *inter alia*,

> will market [Intellagents'] products directly and through distribution with value-added sellers and strategic partners. Direct efforts include the internet and email campaigns, tele-sales, and virtual and in person follow ups. We [LZG] anticipate having ten sales people able to work from anywhere. Distribution efforts include

> relationships with global and regional systems integrators ("SIs"), value added resellers ("VARs"), independent software vendors ("ISVs"), vertical software application developers and combinations of the above. Potential customers for LZG will include large systems integrators and F1000 insurance companies, small, regional, or specialty insurance providers, MGA's and core insurance system vendors and insuretechs.[4]

29. Upon information and belief, based on the LZG Shareholders' Verified Complaint, while Intellagents generated $1 million in revenues shortly after its acquisition, Defendant Ritz stopped paying Intellagents' vendors and suppliers, and destroyed important business relationships that would have allowed Defendants Ritz and Moe to continue the business of Intellagents. (Exhibit 2, LZG Shareholders' Compl. ¶ 54.)

30. Upon information and belief, instead of funding the continued operation Intellagents, Defendant Ritz diverted by wire transfer and misappropriated for his own personal pecuniary gain the $1 million dollar revenues of Intellagents.

31. In the same publicly available Form 8-K, Defendant Ritz additionally promised to the Sellers of Intellagents that LZG would continue the employment of certain Intellagents officers, "Eric Hall, CEO; Mark Stender, President; and Michael Cocca, CTO."

32. However, upon information and belief, based on the LZG Shareholder Verified Complaint, Ritz stopped paying the salaries of the Intellagents' employees, which ultimately resulted in the Intellagents employees quitting and commencing lawsuits for failure to pay wages. (Exhibit 2, LZG Shareholders' Compl. ¶ 55.)

33. Defendant Ritz further represented in LZG's SEC filing, that, "Within sixty (60) days after the Closing Date, LZG shall prepare and deliver to Intellagents a statement setting forth its calculation of the working capital."

---

[4] *See* https://www.sec.gov/Archives/edgar/data/1126115/000155479522000081/lzgi0307form8k.htm, at 2 (last accessed Mar. 31, 2025).

34. But, upon information and belief, based on the LZG Shareholders' Verified Complaint, soon after the acquisition, Defendant Ritz, in his capacity as a controlling officer of LZG, concealed from the Intellagents officers all of LZG's financial information. (LZG Shareholders' Compl. ¶ 54.)

35. Through the commission of the underlying acts by mail and wire fraud enabled Defendants Ritz and Moe to communicate in LZG's public SEC filings, submitted electronically to the EDGAR database, misrepresentations of fact to Intellagents insiders and LZG shareholders responsible for approving the transaction about LZG's commitment to continue and grow the business of Intellagents, for the purpose of fraudulently inducing Intellagents to enter into the APA.

36. Defendants' utilized LZG as a vehicle to carry out their underlying acts through wire fraud in furtherance of their scheme to acquire, maintain control, and eventually take over and squander the business of Intellagents.

Defendants Ritz and Moe Utilize LZG as a Vehicle to Acquire Prime Source Group

37. On or about June 17, 2022, Defendants Ritz and Moe used a wholly owned subsidiary of LZG, FB PrimeSource Acquisition, LLC ("PrimeSource Acquisition"), to enter into a Master Stock Purchase Agreement ("MSPA"), dated May 17, 2022, with two individual Kazakhstani nationals, Yevgeniy Chsherbinin ("Chsherbinin") and Victor Nazarov ("Nazarov"), to acquire Prime Source, a Kazakhstani corporation, and Prime Source affiliates, Prime Source Innovation, Prime Source — Analytical Systems, Digitalism, and InFin-IT Solution (collectively, with Prime Source, referred to as "Prime Source Group" or "PSG").[5]

[5] See https://www.sec.gov/Archives/edgar/data/1126115/000121390022034859/ea161823-8k_lzginter.htm, (last accessed Mar. 31, 2025).

38. The MSPA was signed on behalf of PrimeSource Acquisition by Defendant Ritz, as CEO, and on behalf of PSG by its principals, Chsherbinin and Nazarov.[6]

39. Chsherbinin and Nazarov agreed to sell and assign to LZG all of their ownership interests and rights in the Prime Source Group, in exchange for a total sum of $ 18,000,000, to be paid by LZG pursuant to a payment schedule.[7]

40. In order to finance the transaction, Defendants Ritz and Moe issued two promissory notes of $6,000,000 to each of the PSG owners, payable pursuant to a schedule, with final payment due on December 31, 2023.[8]

41. According to LZG's SEC filings, as of November 30, 2022, the remaining balance due on the notes was $ 9,000,000.[9]

42. Upon information and belief, Defendants Ritz and Moe, through LZG, used the acquisition as an opportunity to raise additional funds from investors by falsely representing to investors that the capital was necessary to complete the PSG purchase. (Exhibit 2, LZG Shareholders' Compl. ¶¶ 71-72.)

43. These false representations were communicated to investors and the public in documents sent by mail or wire.

44. Upon information and belief, in reliance on the false representations, Defendants Ritz and Moe were able to raise from investors in the Middle East, $16 million in funds. (*see id.* ¶ 75.)

---

[6] *See* https://www.sec.gov/Archives/edgar/data/1126115/000121390022034859/ea161823-8k_lzginter.htm, at 22 (last accessed Mar. 31, 2025).

[7] *See* https://www.sec.gov/Archives/edgar/data/1126115/000165495423000638/lzgi_10q.htm, at 13 (last accessed Mar. 31, 2025).

[8] *See id.* at 10.

[9] *See id.*

45. Upon information and belief, those funds were not used to pay the PSG sellers, and instead, Defendants Ritz and Moe diverted those sums to bank accounts controlled by them, for their own personal pecuniary gain. (*Id.* ¶¶ 76-79.)

Defendants Ritz and Moe Utilize LZG as a Vehicle to Acquire SO Technology Limited

46. In September 2022, Defendants Ritz and Moe sought to acquire, through LZG and its wholly owned subsidiary, FatBrain Acquisition Company Limited ("FatBrain Acquisition"), SO Technology Limited ("SO Tech") is a private limited company, engaged in the business of information technology consultancy, based in the UK. On or about September 22, 2022, entered into a Stock Purchase Agreement with Dent Global Limited ("Dent"), and three individual sellers (together, the "Sellers"), to acquire all outstanding shares of SO Tech.[10]

47. The SPA was signed on behalf of LZG by Defendant Ritz, as president, and on behalf of FatBrain Acquisition by Shawn Carey, as president.[11]

48. Upon information and belief, Ritz and Moe directed LZG to enter into the Stock Purchase Agreement with So Tech.

49. Upon information and belief, Ritz, on behalf of LZG, negotiated the terms of the Stock Purchase Agreement with So Tech.

50. The Sellers of SO Tech agreed to sell and assign to FatBrain Acquisition all of the Sellers ownership rights and outstanding equity interests in SO Tech, in exchange for an aggregate purchase price of $2,762,500, to be paid to the Sellers as follows: (i) $1 million in cash at closing; (ii) $700,000 in cash on December 31, 2022; and (c) 170,000 shares of LZG common stock, worth $1,062,500, delivered at closing.[12]

[10] *See* https://www.sec.gov/Archives/edgar/data/1126115/000121390022059432/ea166396-8k_lzginternat.htm, at 2, 5 (last accessed Mar. 31, 2025).

[11] *See id.* at 22.

[12] *See id.* at 5.

51. Having all outstanding equity interests in SO Tech, LZG thereby indirectly owned, and Defendants Ritz and Moe directly controlled, all of its assets and liabilities.[13]

52. According to the same SEC filing, as of January 23, 2023, Defendants Ritz and Moe caused LZG to issue to the Sellers of SO Tech, including Dent Global Limited ("Dent Global"), SO Tech's previous owner, and three individuals, 170,000 shares of LZG common stock, along with a cash payment.[14]

53. Upon information and belief, based on the LZG Shareholder Complaint, Defendants Ritz and Moe did not make the deferred cash payment on December 31, 2022, and instead, misappropriated for their own personal pecuniary gain $700,000. (Exhibit 2, LZG Shareholders' Compl. ¶¶ 58-60.)

54. Upon information and belief, as a result of LZG's breach for failure to make the deferred cash payment, Dent Global bought back SO Tech from LZG for $1, pursuant to a contract term that anticipated LZG's breach, causing LZG "a multi-million dollar loss." (*Id.* ¶¶ 60-61.)

<u>Defendants Ritz and Moe Utilize LZG as a Vehicle to Acquire Predictive Black Limited</u>

55. Predictive Black Limited ("Predictive Black") is a UK-based innovator of real-time cash management, financial insights and business wellness for small and medium-sized enterprises ("SME").

56. In November 2022, Defendants Ritz and Moe negotiated for LZG's wholly owned subsidiary, FatBrain Acquisition, to purchase by acquiring all outstanding shares of Predictive Black.

[13] *See id*. at 2.

[14] *See* https://www.sec.gov/Archives/edgar/data/1126115/000165495423000638/lzgi_10q.htm, at 15 (last accessed Mar. 31, 2025).

57. On November 14, 2022, Defendants Ritz and Moe entered into a Stock Purchase Agreement with the shareholders of Predictive Black, signed by Defendant Ritz as President and on behalf of LZG, and by Shawn Carey, as President and on behalf of FatBrain Acquisition.

58. Upon information and belief, Ritz and Moe directed LZG to enter into the Stock Purchase Agreement with Predictive Black.

59. Upon information and belief, Ritz, on behalf of LZG, negotiated the terms of the Stock Purchase Agreement with Predictive Black.

60. LZG agreed upon a purchase price for Predictive Black of $3.3 million, comprising (i) $80,000 to be paid in cash at closing; (ii) $220,000 to be paid in cash on January 1, 2023; (iii) $300,000 to be paid in cash on or before January 31, 2023; and (iv) loan notes in the agreed form of a put and call option in exchange for a number of shares of LZG common stock equal to $2,700,000, with an estimated number of shares of 540,000 shares, to be delivered at closing.[15]

61. According to the same SEC filing, as of January 23, 2023, Defendants Ritz and Moe caused LZG to issue to the owners of Predictive Black 540,000 shares of LZG common stock. [16]

62. Upon information and belief, based on the LZG Shareholder Complaint, Defendants Ritz and Moe made only the initial cash payment of $80,000 to the owners of Predictive Black, and to date, still owe approximately $520,000. (Exhibit 2, LZG Shareholders' Compl. ¶ 65.)

63. Upon information and belief, based on the LZG Shareholder Complaint, within six to eight months of the acquisition, Defendants Ritz and Moe stopped paying the salaries of

---

[15] *See* https://www.sec.gov/Archives/edgar/data/1126115/000165495422015468/lzgi_8k.htm (last accessed Mar. 31, 2025).

[16] *See* https://www.sec.gov/Archives/edgar/data/1126115/000165495423000638/lzgi_10q.htm, at 15 (last accessed Mar. 31, 2025).

Predictive Black employees. When Predictive Black's leadership complained to Defendant Ritz, they were ignored, receiving from Defendant Ritz no communication at all. As a result, leadership resigned, leaving Predictive Black entirely in the hands of Defendants Ritz and Moe. (*Id.* ¶ 66.)

64. Upon information and belief, based on the LZG Shareholders' Complaint, Defendants Ritz and Moe ceased communications with the leadership of Predictive Black, which prompted Predictive Black's leadership to resign, effectively ending the business.

65. Upon information and belief, based on the LZG Shareholder Complaint, subsequent to Predictive Black's leadership resignation, Ritz and Moe laid every Predictive Black employee off.

LZG'S BUSINESS MODEL APPLIED TO GENIUS

The Asset Purchase Agreement

66. In late 2023, Defendants Ritz and Moe sought to offload LZG's ever-growing list of liabilities to an unsuspecting buyer. It sought out Genius to negotiate an asset purchase agreement for the purchase of PrimeSource Acquisition, misrepresenting that LZG owned 100% of PSG free from all encumbrances.

67. Defendant Ritz, in his capacity as a director and CEO of LZG, met Roger Hamilton ("Hamilton"), a director and CEO of Genius, to discuss and negotiate a potential asset purchase acquisition between Genius and LZG.

68. On January 24, 2024, Genius and LZG, by and through Defendants Ritz and Moe, entered into the Asset Purchase Agreement ("APA"). (*See* **Exhibit 3,** APA.)

69. Pursuant to the APA, Genius acquired certain assets and liabilities of LZG, through the purchase of 100 percent of the stock of LZG's subsidiary, FB Prime Source Acquisition, LLC ("FBPA"). Defendants Ritz and Moe represented to Genius that the assets had a value of at least

$18 million, the purported purchase price of PSG, and Genius would provide $15 million in funding for the liabilities that LZG would assume under the terms of the APA.

70. The assets held by LZG's subsidiary, FBPA, appeared beneficial to Genius and its business operations and was the main reason why Genius agreed to enter into the APA with LZG.

71. The assets of FBPA include 100 percent stock ownership of: (i) Prime Source LLP; (ii) Digitalism LLP; (iii) InFin-IT-Solution LLP; (iv) Prime Source Innovation, LLP; and (v) Prime Source-Analytical Systems LLP.[17]

72. As consideration for the purchase of LZG's assets, LZG was to receive 73,873,784 shares of Genius common stock, and Defendants Ritz and Moe negotiated to become officers of Genius, by its acquisition of LZG's subsidiary, FBPA.

73. Genius, as required by the terms of the APA, subsequently appointed Defendant Ritz as its Chief Revenue Officer, and Defendant Moe as the Chairman of its Board of Directors ("Board"). Defendant Ritz also continued as President of the newly-acquired FBPA.

The Undisclosed Encumbrance of the Prime Source Group Assets

74. The PSG assets accounted for the majority of the assets, and 100 percent of the operating revenue, that Genius believed it was acquiring through FBPA.

75. On January 10, 2024, a mere two weeks before entering the APA with Genius, Defendants Ritz and Moe acted in furtherance of their scheme to defraud Genius by executing a series of agreements with Chsherbinin and Nazarov, and Defendant Ritz on behalf of FBPA, giving Chsherbinin and Nazarov the right essentially to repossess the PSG assets upon LZG's failure to pay down the debt it owed to Chsherbinin and Nazarov when LZG purchased the same PSG assets from Chsherbinin and Nazarov.

---

[17] The five assets under FBPA are collectively referred to herein as "PSG" or the "Prime Source Group Assets."

76. The January 10, 2024 documents include a standstill agreement between FBPA and Chsherbinin ("Standstill Agreement 1"), a standstill agreement between FBPA and Nazarov ("Standstill Agreement 2"), a debt settlement agreement between FBPA and Chsherbinin (Debt Settlement Agreement 1"), a debt settlement agreement between FBPA, LLC and Nazarov ("Debt Settlement Agreement 2," and with the Debt Settlement Agreement, the "Debt Settlement Agreements," and collectively with Standstill Agreement 1 and Standstill Agreement 2, the "Power of Attorney"). The Power of Attorney is attached hereto as **Exhibit 4**.

77. Significantly, the effect of these agreements was to give Chsherbinin and Nazarov ownership and control over the PSG assets.

78. In furtherance of their scheme to fraudulently induce Genius to enter the APA, Defendants Ritz and Moe repeatedly misrepresented to Genius and its shareholders, in email communications sent by wire, that LZG was the true owner of the Prime Source Group assets and could transfer them free of all Encumbrances. Defendants Ritz and Moe knew at the time these statements were made that they were false, since they had just executed the agreements conveying to Chsherbinin and Nazarov ownership rights superior to and enforceable against Genius.

79. During the due diligence process, Defendants Ritz and Moe fraudulently concealed the existence and effect of the Power of Attorney agreements from Genius.

80. In light of the Debt Settlement Agreements and Standstill Agreements, Defendants Ritz and Moe knew that neither LZG nor its wholly owned subsidiary, FBPA, owned the Prime Source Group assets.

81. Nonetheless, Defendants Ritz and Moe intentionally omitted this fact and proceeded with its scheme to fraudulently induce Genius into the APA, and made patently false representations and warranties in APA, that LZG, and its wholly owned subsidiary, FBPA, owned the PSG assets "free and clear of all Encumbrances." The false representations and warranties

contained in the APA previously were communicated to Genius, in the form of draft agreements sent by Defendants Ritz and Moe, on behalf of LZG, through email transmission.

82. Also, on or about March 13, 2024, Defendants Ritz and Moe, through LZG, entered into with Genius a certain Bill of Sale, Assignment and Assumption Agreement ("SAA Agreement"), acknowledging the parties' entry into the APA and falsely representing that LZG "hereby sells, conveys, transfers, assigns and delivers" to Genius "free and clear of all Encumbrances**,** all of [LZG's] right, title and interest in, to and under the Assets (as set forth in Exhibit A hereto)..." (*See* **Exhibit 5**, SAA Agreement § 2 (emphasis added).) Exhibit A to the Bill of Sale set forth various assets, including—most significantly here—FBPA's "100% stock ownership of five companies organized under Kazakhstan law and operating in Kazakhstan," *i.e.*, the Prime Source Group assets. (*Id.* at 11.)

83. Defendants Ritz and Moe furthered their scheme to defraud Genius by using the wires, primarily email, to communicate to Genius these false statements of fact.

84. Genius reasonably relied on Defendants Ritz's and Moe' misrepresentations that LZG could freely and fully transfer assets, including PSG, to approve and enter into the APA. Defendants Ritz and Moe knew or were reckless in not knowing that their false statements and fraudulent omissions would, and did, induce Genius to enter into the APA with LZG and its wholly owned subsidiary, FBPA.

85. But for Defendant Ritz's and Moe's false representations as to the true ownership of the PSG assets, and their material omissions as to the non-transferability of the PSG assets, Genius would not have entered into the APA with LZG.

Hamilton Did Not Learn of the Encumbrance on the Assets Until After Execution of the APA

86. On or about March 29, 2024, after becoming aware of the existence of the undisclosed documents, Hamilton requested the documents from Defendant Ritz.

87. On March 29, 2024, Defendant Ritz sent by email to Hamilton a Dropbox link containing various documents and insisted that the Power of Attorney was among the documents sent.

88. Because the Dropbox link did not contain the subject documents, Hamilton further pressed Defendant Ritz and received the documents, signed on January 10, 2024, by email on March 29, 2024.

89. Hamilton immediately called a Genius Board Meeting on the same day and both Hamilton and the Board were given assurances by Ritz and Moe that PSG was a legitimate asset that they could deliver to Genius as per the APA.

Genius Made Multiple Payments to LZG Before Learning of the Fraudulent Scheme of Defendants Ritz and Moe

90. Under the APA, Genius had agreed to pay a maximum amount of $15,000,000 in LZG liabilities held by FBPA. Based on the assurances from Ritz and Moe, which Genius took at face value, Genius began to make payments to LZG for its liabilities.

91. When Genius inquired about where to send payment to Chsherbinin and Nazarov for the PSG assets, pursuant to the MSPA between LZG and Chsherbinin and Nazarov, Defendant Ritz demanded that Genius transfer by wire directly to LZG the $15 million that Genius had to assume in LZG liabilities, and falsely represented that LZG would then transfer payment by wire to Chsherbinin and Nazarov.

92. In furtherance of their scheme to divert the assets and plunder the business of Genius, Defendant Ritz convinced Genius CEO Hamilton that payment to Chsherbinin and Nazarov should go through LZG, because Defendant Ritz had an established relationship with both Chsherbinin and Nazarov.

93. CEO Hamilton reasonably relied on Defendant Ritz's misrepresentations when Genius, in good faith, began making payments to LZG, under the belief that such payments were going to Chsherbinin and Nazarov towards the PSG assets.

94. Specifically,

a. on January 29, 2024, Genius paid LZG $1,000,000.00;
b. on April 4, 2024, Genius paid LZG $750,000.00;
c. on April 30, 2024, Genius paid LZG $750,000.00;
d. on May 3, 2024, Genius paid LZG $20,000.00;
e. on May 24, 2024, Genius paid LZG $194,180.00;
f. on May 28, 2024, Genius paid LZG $1,000,000.00;
g. on June 20, 2024, Genius paid LZG $81,000.00;
h. on June 25, 2024, Genius paid LZG $2,000,000.00; and
i. on August 5, 2024, Genius paid LZG $800,000.00.

95. To date, Genius has paid LZG a sum of $6,595,180. All such payments from Genius were sent to LZG by wire.

96. During the five month period between March 2024 and August 2024, Defendants Ritz and Moe failed to secure a return of the Power of Attorney from Chsherbinin and Nazarov, and Genius' attempts to integrate PSG with Genius were met with obstruction and obfuscation.

97. During this time, Chsherbinin, the CEO of PSG, increased the purchase price of PSG from the $ 18 million purported purchase price, as understood in March 2024, to over $24 million by September, which meant that PSG could no longer be secured within the $ 15 million cash amount provided for by the APA.

98. On August 29, 2025, Genius's Board of Directors held a meeting where Defendants Ritz and Moe continued their fraudulent scheme by falsely reassuring Genius and its Board that the PSG assets could be transferred by LZG to Genius as stated in the APA.

99. In reliance on Defendant Ritz's prior representations about his relationship with Chsherbinin and Nazarov, the Board tasked Defendant Ritz with negotiating a settlement with Chsherbinin and Nazarov, including a reasonable payment schedule, to ensure that Genius would receive the PSG assets. Despite his assurances, Defendant Ritz failed to achieve this.

100. Also during this five-month period, multiple LZG shareholders contacted Genius to raise their concerns of questionable and potentially fraudulent conduct on the parts of Defendants Ritz and Moe.

101. Specifically, the LZG shareholders alerted Genius to multiple breaches of the APA by Defendants Ritz and Moe, including, as relevant here:

a. that Defendants Ritz and Moe had fraudulently and without LZG shareholder approval, issued to themselves LZG shares in order to enrich themselves by obtaining from the APA a greater percentage of GNS shares;

b. that Defendants Ritz and Moe had entered LZG into the APA without LZG shareholder approval; and

c. that Defendants Ritz and Moe, by and on behalf of LZG, unlawfully had sold the PSG assets at a time when LZG's assets, including the same PSG assets, were subject to a lien in relation to a $3 million loan made to LZG by an LZG insider.

102. Between March and August 2024, Genius, in reliance on the false representations of Defendants Ritz and Moe, continued to make payments toward the purchase price of PSG, in the aggregate amount of $ 6,595,180.00, under the belief that the amounts were paid to reduce the debt LZG owed on the liabilities of its wholly owned subsidiary, FBPA, in compliance with the terms of the APA.

103. Upon information and belief, in furtherance of their scheme to loot the assets and cripple the business of Genius, Defendants Ritz and Moe intentionally failed to pay down LZG's

debt to Chsherbinin and Nazarov, and instead, using international instrumentalities, transferred by wire to themselves for their own personal gain the monies, in an amount exceeding $ 6 million, paid by Genius to LZG.

Defendants Ritz and Moe Attempt by Coercion to Takeover the Business of Genius

104. By September 2024, Genius demanded that unless Defendants Ritz and Moe provide proof of compliance with the APA to counter the allegations of fraud from the LZG shareholders, Genius would not release the shares which had remained restricted for six months that were held with Genius' transfer agent.

105. On September 16, 2024, CEO Hamilton sent to Defendants Ritz and Moe, an ultimatum requiring that the shares from the APA would remain restricted until they delivered to Genius the following:

a. written proof of shareholder approval for the issuance of all LZG shares, with a fully-approved capitalization table;

b. assurance that all assets purchased as part of the APA could be freely and fully transferred, as represented in the APA, and not encumbered as claimed by LZG shareholders; and

c. satisfactory security on PSG assets, including power of attorney on PSG shares held in escrow, and a management contract with the PSG Chief Executive Officer as was understood to be in place at time the APA was executed, and as per the recent Genius Board request.

106. Rather than respond with any of the requested information, Defendants Ritz and Moe instead chose to attempt to pressure Genius to release the shares by deliberately withholding their votes during a critical Extraordinary General Meeting where Genius was attempting to maintain compliance with its obligations to its major investor.

107. Defendants Ritz and Moe deliberately breached their own signed undertaking to vote their shares and, as a result, put Genius in breach of its agreement with the investor, causing Genius to incur a $1 million penalty claimed against the company by the investor.

108. On September 18, 2024, Hamilton wrote to Ritz and Moe conveying the damage that they were intentionally causing to Genius and requesting a reply. Again, none was received.

109. Having run out of options to extract further payment from Genius while providing nothing in return, on Sunday, September 22, 2024, Moe took the brazen step of holding a board meeting without notice to Hamilton and at least one other director, in violation of Singapore law.

110. Through a series of misleading and false claims and promises to the attending Directors, Moe forced a vote to fire Hamilton and install himself as CEO in order to take control of Genius and its $150 million At-The-Market funding agreement which had been approved by the Securities and Exchange Commission in the previous week.

111. On September 23, 2024, Moe proceeded to prepare and distribute a signed board resolution that was littered with false statements, entirely side-stepping Genius' lawyers in a blatantly fraudulent attempt to take full control over Genius and its assets.

112. On September 25, 2024, Hamilton called a board meeting together with Genius' lawyers and management team to report the alleged fraud and ongoing misconduct by Ritz and Moe, the full details of which Moe had hidden from the directors.

113. As a result, on September 30, 2024, Hamilton was reinstalled as Genius' Chief Executive Officer, and Moe resigned as Chairman. Ritz was also terminated for cause.

114. Despite the attempted boardroom coup failing, both Ritz and Moe continued to attempt to influence Genius' board members leading to two weeks of conflict which resulted in the threat of a shareholder lawsuit against four Board members, including Moe, for breach of fiduciary duty and the resulting damages. This led to the forced resignation of all four Board members, including Moe, on October 9, 2025.

115. During this period, LZG's shareholders proceeded to file two lawsuits against Ritz and Moe for fraud.

116. On October 4, 2024, the LZG shareholders filed a class action in the District Court for the Southern District of New York filed and, on October 14, 2024, the LZG shareholders filed a derivative action in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida.

117. In addition, Genius' Board became aware of a series of lawsuits alleging similar patterns of fraudulent conduct in companies where Moe was a key board member.

118. Following these revelations, together with the allegations of LZG shareholders, Genius' management hired private investigators in Kazakhstan to further investigate the alleged recipients of the funds Genius had paid to LZG.

119. Investigators uncovered that Nazarov, the purported co-founder of PSG that Moe, Ritz and Chsherbinin blamed for continually forcing the price of PSG upwards, was in fact not the ruthless, multi-millionaire entrepreneur that they had painted him to be, but instead he was a broke individual residing at the same address as PSG, who had bailiffs monitoring his bank accounts and who was banned from leaving the country. It was clear to Genius that the funds being sent for Nazarov's purported 50% share of PSG were being paid to someone else that may be, according to allegations within the LZG shareholder lawsuit, Ritz and Moe themselves.

120. Genius' Board confronted Moe directly on his knowledge of Nazarov and the allegations of him being a front for ongoing fraud against Genius, to which Moe responded that he had never met Nazarov.

121. When Hamilton confronted Ritz and requested proof of the existence of Nazarov, together with proof of the payments Ritz claims to have made to him, Ritz simply sent a picture of

a half-naked man in a Kazakhstan sauna that he had met as "proof" that Nazarov was a legitimate person. Later, Ritz admitted "I will never know if Victor (Nazarov) is real or not… if he's fictitious, he's fictitious." (*See* **Exhibit 6** at 17.)

Ritz and Moe Attempt to Further Extort Genius, Causing Further Damages That Continue to be Ongoing

122. On October 27, 2024, with increasing pressure from the LZG shareholders, and still having given no response to Genius to refute the claims by the LZG shareholders, Ritz and Moe wrote to Genius requesting a rescission of the APA, and the return of Genius' common shares.

123. On November 11, 2024, Ritz and Moe sent a formal notice of rescission to Genius, indicating LZG's confirmation of rescission and intent to return the 7,387,378 shares of Genius common stock in exchange for Genius' complete release of all LZG assets, including the PSG assets. (*See* **Exhibit 7**.)

124. On November 27, 2024, following a series of meetings between Hamilton and Ritz, Ritz ultimately agreed to a rescission that would also include the return of the $6,595,180 Genius paid to LZG in the form of a term loan.

125. However, Ritz proceeded to retract his agreement and asked for an additional $3 million to be paid in order to complete the settlement. It was clear that this additional payment would benefit Ritz and Moe personally, as it would be used to pay off the LZG shareholders in order for them to settle the verified fraud complaint against them. Ritz and Moe then sent via their lawyers a proposed settlement agreement that included the additional $3 million payment.

126. Genius' Board immediately saw this eleventh hour request for an additional $3 million, for nothing in return, as a clear extortion attempt by Ritz and Moe, and refused to settle with the additional term. Instead, Genius' Board voted to proceed with arbitration to resolve the matter.

127. On December 11, 2024, the Securities and Exchange Commission (SEC) filed a lawsuit for fraud against the main financier of Ritz and Moe, John Clayton, together with Timothy Rieu and Chesapeake Group. Ritz and Moe had introduced Hamilton to Clayton, Rieu and Chesapeake in February 2024 with the promise that they could help Genius. However, when it became clear that their proposal was to manipulate Genius' share price, Hamilton declined. From this new lawsuit, it was clear to Genius that what the SEC alleged they had done to multiple companies in an ongoing pattern of fraudulent behavior, including LZG, was a pattern that Ritz and Moe were aware of and that they had attempted without success to pull Genius into.

128. Having become extremely wary of Ritz and Moe, Genius' Board attempted to protect the company and its shareholders from them by proceeding with arbitration.

129. Genius filed a petition for a temporary restraining order and preliminary injunction in aid of arbitration in the District Court for the Southern District of New York to protect the shares of Genius common stock subject to arbitration.

130. Subsequently, the preliminary injunction was entered, *with the consent of Ritz, Moe and LZG*, on December 17, 2025. (*See* **Exhibit 8**.)

131. However, Ritz and Moe proceeded to file a petition for their own temporary restraining order and preliminary injunction to prevent Genius from being able to utilize its $150 million At-The-Market funding line, issue shares, raise funds or grow its Bitcoin Treasury.

132. Ritz and Moe, effectively, defrauded the court by submitting false statements, which have no basis in fact, in order to convince the court to grant a temporary restraining order and preliminary injunction , which the court did on February 15, 2025, and March 13, 2025, respectively.

133. As a result, Genius has been restricted by the court from conducting its normal business as a public company, and has been incurring $ 500,000 in damages *daily* for six weeks, since February 15, 2025.

134. Ritz and Moe's ongoing extortion of Genius was at its most obvious in a meeting requested to take place in New York by Ritz between Ritz, Hamilton and Eva Mantziou, Genius' Chief Legal Officer and Chief People Officer in New York, on February 27, 2025, one day before the court hearing to extend the temporary restraining order enjoining Genius from its regular business practices.

135. At the meeting, Ritz acknowledged the cost that the temporary restraining order imposed on Genius' business and proposed that Genius pay an additional $5 million to Ritz, so that he may take PSG and repackage it under a new business. This would, effectively, defraud both LZG's and Genius' shareholders out of the combined $15 million already paid for the PSG asset, for nothing in return.

136. Ritz threatened that if Genius didn't comply, he could bankrupt LZG to ensure Genius received nothing from the arbitration, stating "if I leave this thing, you will never see your money … so let's say you give me … well you already invested six and a half million dollars. Give me another … five million bucks. I'm just picking a number, okay? … The good thing about LZGI, I control it. The bad thing about LZGI right now, it has this six and a half million liability that you point out, and it has liabilities every which way…." (*See* **Exhibit 6** at 11-12.)

137. When Hamilton confronted Ritz on his scheme by asking "you are saying you think it's okay for you to go and sell or raise money and own and build Prime Source separately while at the same time still not settling the arbitration on Prime Source?" (*See id* at 21.)

138. Ritz replied, "Again, I don't want to kind of give you how that will proceed, but there is a situation in which LZGI is fighting this arbitration because the party is LZGI, and Prime Source can move on itself…," and then detailing how he would proceed with his fraudulent scheme, together with naming others, including Moe, who would be involved in this scheme. (*See id* at 21, 32.)

139. Ritz and Moe's plan for Genius has been clear from the outset: either (1) receive monies from Genius, under the guise of Genius purchasing the PSG assets, and through LZG, wire the monies received from Genius to Ritz and Moe's personal bank accounts; or (2) financially extort Genius into paying LZG by seeking and maintaining an improper injunction.

140. Ritz and Moe's current scheme is a repeat of their previous pattern of mail fraud, wire fraud and extortion, with the asking price again escalating by millions of dollars each passing month, with empty promises in return.

The RICO Enterprise

141. LZG is the RICO "enterprise" within the meaning set forth in 18 U.S.C. § 1961(4).

142. The goal, objective, and/or purpose of the Enterprise is to seize profits from its business acquisitions, and then wire the revenues generated from the acquired businesses to Ritz and Moe, to the detriment of the acquired business.

143. Publicly-available information demonstrates that the Enterprise has made similar acquisitions over the past four years.

144. LZG is engaged in interstate commerce and uses the instrumentalities of interstate commerce in its usurious lending business, as described herein.

145. LZG is located in Florida and operates its business from within the State of New York, where it, *inter alia*, negotiates the contracts for the purchase and acquisition of businesses,

makes its wire transfers to purchase and acquire said businesses, and subsequently decides when to allocate revenues from the acquired businesses to LZG.

146. LZG, in furtherance of its business model, extensively used interstate emails, mail, wire transfers, and among other things, coordinated with persons situated outside the State of New York to facilitate its goals of purchasing and acquiring businesses, and ultimately funnel monies and revenues from the acquired businesses to Ritz and Moe's personal bank accounts.

147. For example, at all relevant times hereto, Genius' Chief Executive Officer resided in and worked from Singapore. Thus, all interactions, communications, and negotiations by and between Genius and LZG—including the exchange of drafts and transmission of the final and executed copies of the APA—affected interstate commerce as such interactions, communications, and negotiations were conducted through the usage of the means of interstate commerce (*e.g.*, mail, emails, and texts).

148. LZG, also in the furtherance of its business model, defends claims against its businesses in New York and across the United States.[18]

The RICO Culpable Persons

149. Ritz and Moe are each individuals who are capable of holding a legal and/or beneficial interest in property, and therefore, both Ritz and Moe are a "person" within the meaning set forth in 18 U.S.C. § 1961(3).

150. The Enterprise (LZG), on the one hand, and Ritz and Moe, on the other hand, are legally distinct from each other.

---

[18] *See Genius Group Limited v. LZG International, Inc.*, *et al.*, No. 1:24-cv-08464 (S.D.N.Y. 2024).

151. The Enterprise, and Ritz and Moe, are legally distinct from each other, and each have legal rights, responsibilities, obligations, power, and privileges separate and apart from each other.

152. The Enterprise commits its RICO violations of wire fraud, mail fraud, and extortion under the direction and control of Ritz and Moe.

153. Defendants Ritz and Moe, collectively or individually, are the ultimate decision makers of LZG.

154. Defendant Ritz is a RICO Culpable person because, *inter alia*:

a. Ritz is an individual capable of holding a legal or beneficial interest in property;

b. Upon information and belief, Ritz is one of the control persons and decision makers of LZG and, at all relevant times has possessed and exercised the power and authority to, directly or indirectly, control LZG's statements, representations, and decisions;

c. Upon information and belief, Ritz is the ultimate decision maker of LZG, exercises final decision-making authority over LZG's acts and decisions, executes all agreements, and approves the majority of LZG's wire transfers;

d. Upon information and belief, Ritz—alongside Moe—is responsible for the day-to-day operations of LZG and has final say on all of its business decisions, including without limitation which business LZG seeks to purchase or acquire;

e. Upon information and belief, Ritz—alongside Moe—used various instrumentalities on behalf of LZG, including but not limited to email, mail, and phone to: (i) negotiate contracts on behalf of LZG; (ii) to electronically sign contracts on behalf of LZG; (iii) to disburse LZG common stock and pay cash and/or cash equivalents; and (iv) to receive shares of common stock and receive cash and/or cash equivalents;

f. Upon information and belief, Ritz—alongside Moe—is responsible for creating, approving, and implementing the policies, practices, and instrumentalities used by LZG to accomplish its goals, objectives, and/or purpose, chiefly among which being usurious lending, including: (i) supervising agents and/or employees of LZG; (ii) determining the form of the agreements used by LZG to purchase and acquire other businesses; (iii) determining the amount that LZG pays for the purchase and acquisition of

other businesses; and (v) authorizing LZG's wiring activity to and from LZG's business; and

g. Upon information and belief, Ritz—alongside Moe—takes actions and directs employees and/or agents of the Enterprise to take actions necessary to accomplish the overall goals, objectives, and/or purpose of the Enterprise.

155. Defendant Moe is a RICO culpable person because, *inter alia*:

a. Moe is an individual capable of holding a legal or beneficial interest in property;

b. Upon information and belief, Moe is one of the control persons and decision makers of LZG and, at all relevant times has possessed and exercised the power and authority to, directly or indirectly, control LZG's statements, representations, and decisions;

c. Upon information and belief, Moe—alongside Ritz—is responsible for the day-to-day operations of LZG and has final say on all of its business decisions, including without limitation which business LZG seeks to purchase or acquire;

d. Upon information and belief, Moe—alongside Ritz—used various instrumentalities on behalf of LZG, including but not limited to email, mail, and phone to: (i) negotiate contracts on behalf of LZG; (ii) to electronically sign contracts on behalf of LZG; (iii) to disburse LZG common stock and pay cash and/or cash equivalents; and (iv) to receive shares of common stock and receive cash and/or cash equivalents;

e. Upon information and belief, Moe—alongside Ritz—is responsible for creating, approving, and implementing the policies, practices, and instrumentalities used by LZG to accomplish its goals, objectives, and/or purpose, chiefly among which being usurious lending, including: (i) supervising agents and/or employees of LZG; (ii) determining the form of the agreements used by LZG to purchase and acquire other businesses; (iii) determining the amount that LZG pays for the purchase and acquisition of other businesses; and (v) authorizing LZG's wiring activity to and from LZG's business; and

f. Upon information and belief, Moe—alongside the Ritz—takes actions and directs employees and/or agents of the Enterprise to take actions necessary

to accomplish the overall goals, objectives, and/or purpose of the Enterprise.

156. At all times relevant hereto, Ritz and Moe intended to engage in the practice of wire fraud, mail fraud, and extortion, with the knowledge that such activity was unlawful, and not in good faith.

157. Upon information and belief, through millions—possibly even tens of millions—of dollars in salaries, bonuses, profits, and/or other distributions from the Enterprise, both Ritz and Moe have financially benefited from the Enterprise achieving its goals, objectives, and/or purpose of wire fraud, mail fraud, and extortion.

RICO Acts: Wire Fraud, Mail Fraud, and Extortion

158. The Enterprise (LZG)—at the direction of Ritz and Moe—engages in the RICO act of wire fraud, as defined in 18 U.S.C. § 1961(1).

159. The Enterprise (LZG)—at the direction of Ritz and Moe—engages in the RICO act of mail fraud.

160. The Enterprise (LZG)—at the direction of Ritz and Moe—engages in the RICO act of extortion.

161. As alleged herein, since 2021, LZG has engaged in the business of purchasing and acquiring businesses, ceasing making payment obligations towards liabilities and employees of the acquired businesses, gatekeeping financial information from the managerial teams of the acquired businesses, and then wiring monies from the acquired businesses to Ritz and Moe's personal bank accounts, to the acquired business' detriment.

Genius Has Been—and Continues to Be—Injured by Defendants

162. Genius would not have suffered the injuries and damages but for the Defendants' racketeering activities alleged herein, including the overt acts of purchasing businesses and funneling monies from the acquired businesses, and conspiracy to commit such racketeering activities.

163. The injuries to Genius directly, proximately, reasonably, and foreseeably resulting from or caused by the violations of the Defendants' racketeering activities alleged herein include, but are not limited to, the cash payments of $6,595,180 towards the PSG assets under the APA.

164. Genius has suffered damages by incurring attorneys' fees and costs associated with exposing, prosecuting, and defending against the RICO violations alleged herein.

165. Moreover, Genius continues to face harm on a daily basis, *vis-a-vis*, the injunction that Ritz and Moe, through LZG, procured in the Southern District of New York to extort Genius into paying LZG more money.

166. In addition to the $ 500,000 per week in lost funding Genius has incurred for over six weeks due to being prohibited from the normal use of its At-The-Market funding agreement, Ritz and Moe are aware that the prolonged restriction on Genius' funding to maintain normal operations has led to a precipitous drop in Genius' share price and market capitalization.

167. Genius is now in danger of both delisting and losing its entire $250 million funding facility as a result of falling below the Securities and Exchange Commission's threshold for the use of its ATM in the coming month, causing irrecoverable damages of an additional $220 million.

168. All of the foregoing harm was foreseeable by the Defendants and was directly and proximately caused by the racketeering activities alleged herein.

169. The assessment of the total damages to Genius due to the Defendants' violations of RICO alleged herein is difficult to quantify and will be determined at trial, and the total damages sought by Genius will not be less than $150 million, implying treble damages under the RICO Act to be $450 million or more.

COUNT I
Violation of Racketeer Influenced and Corrupt Organizations Act,
18 U.S.C. § 1962(c) and Fla. Stat. § 895.03(3)

170. This Count arises under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. § 1962(c) and Fla. Stat. § 895.03(3). The allegations of paragraphs 66 through 140 are incorporated herein by reference.

171. 18 U.S.C. § 1962(c) makes it unlawful "for any person employed by or associated with any enterprise engaged in, or the activities of which affect, interstate or foreign commerce, to conduct or participate, directly or indirectly, in the conduct of such enterprise's affairs through a pattern of racketeering activity ...."[19]

172. Defendants Peter B. Ritz and Michael Moe are individuals capable of holding a legal and beneficial interest in property, and thus constitute "persons" within the meaning of 18 U.S.C. § 1961(3).[20]

173. LZG is a corporation engaged in, or the activities of which affect interstate and foreign commerce, and thus constitutes an "enterprise" within the meaning of 18 U.S.C. § 1961(4) and Fla. Stat. § 895.02(5).[21]

---

[19] Fla. Stat. § 895.03(3) reads: "It is unlawful for any person employed by, or associated with, any enterprise to conduct or participate, directly or indirectly, in such enterprise through a pattern of racketeering activity . . ."

[20] A "person" is defined to include "any individual or entity capable of holding a legal or beneficial interest in property." 18 U.S.C. § 1961(3).

[21] An "enterprise" is defined as "any individual, partnership, corporation, association, or other legal entity, and any union or group of individuals associated in fact although not a legal entity." 18 U.S.C. § 1961(4); *see also* Fla. Stat. § 895.02(5) (defining "enterprise" as "any individual, sole proprietorship, corporation, business trust, union chartered

174. At all times relevant hereto, Individual Defendants Ritz and Moe either were controlling officers, directors, or employees of LZG, the enterprise described in paragraphs 41 through 48, and intentionally conducted and participated, directly and indirectly, in the operation and management of LZG, and its wholly owned subsidiary, FBPA, through a pattern of racketeering activity,[22] described in paragraphs 158 through 161, that involved the predicate acts of mail and wire fraud and extortion.

175. Defendants Ritz and Moe, together and with intent to defraud, knowingly participated in a fraudulent scheme to acquire different microcap companies with the false promise of helping those companies grow their business, and once the acquisition agreement was signed, Defendants took over control of the acquired microcap companies, through additional acts of mail and wire fraud and extortion, and looted and diverted by wire the assets of the acquired microcap companies, until the point of insolvency.

176. Specifically, Defendants Ritz and Moe, with intent to defraud Genius, managed and operated LZG and its wholly owned subsidiary, Prime Source Acquisition, to fraudulently induce Genius to acquire the assets of Prime Source Acquisition, by making false promises through the wires, including in SEC filings electronically posted to the public EDGAR database, to the shareholders and insiders of Genius, including the CEO, that, once acquired by Genius, Defendants would remain the controlling officers and directors of Prime Source Acquisition and assist Genius in integrating into its business the Prime Source Group assets.

---

under the laws of this state, or other legal entity, or any unchartered union, association, or group of individuals associated in fact although not a legal entity; and it includes illicit as well as licit enterprises and governmental, as well as other, entities. . . .").

[22] A "pattern of racketeering activity" is defined as "at least two acts of racketeering activity," the last of which occurring "within ten years … after the commission of a prior act of racketeering activity." 18 U.S.C. § 1961(5).

177. In furtherance of their scheme to fraudulently induce Genius to acquire the PSG assets, Defendants Ritz and Moe intentionally concealed from the insiders of Genius, including its CEO, LZG's financial history and condition, by failing to identify during the due diligence process the existence of LZG's liabilities with respect to the PSG assets, and misrepresented the ability and intent of LZG, and its wholly owned subsidiary, Prime Source Acquisition, to consummate the transaction and transfer the PSG assets. These misrepresentations and omissions of material fact were made, *inter alia*, by electronic communications, including by email, and in publicly filed SEC documents.

178. Genius relied on the misrepresentations and omissions of material facts made by Defendants through wire communications and in public SEC filings, and was fraudulently induced into entering into the asset purchase agreement with LZG and its wholly owned subsidiary, Prime Source Acquisition, to acquire the PSG assets and certain of LZG's liabilities.

179. In reliance on Defendants' misrepresentations of LZG's financial condition and ability to consummate the acquisition, Genius forwarded by wire to LZG sums in excess of $6 million for the purpose of purchasing the Prime Source Group assets. Upon information and belief these funds were instead diverted by wire transfer to Defendants for their personal use.

180. In furtherance of the same scheme to fraudulently induce Genius to purchase the PSG assets, Defendants Ritz and Moe negotiated to remain as the controlling officers of the newly-acquired Prime Source Acquisition and join Genius by falsely representing, by electronic communications and public SEC filings, their desire and intent to assist Genius with the integration into Genius's business of the PSG assets and to conduct the affairs of the newly-acquired Prime Source Acquisition in the best interests, to help grow and expand, the business of Genius.

181. Defendants falsely represented that LZG possessed the necessary funds to consummate the asset purchase transaction. Defendants Ritz and Moe engaged in acts of mail and wire fraud by electronically communicating in SEC filings posted to a public database, these false representations and illusory promises in furtherance of their scheme to have LZG takeover Genius and misappropriate for their own personal use, Genius's business and assets.

182. Through the use of wire communication (i.e. telephone and email), Ritz and Moe induced Genius into executing the APA on January 24, 2024, whereby LZG obtained more than $ 6 million and 73,873,784 shares of Genius common stock from Genius in exchange for encumbered title to the Prime Source Assets by means of a fraudulent material misrepresentation by omission between January 10, 2024, and March 29, 2024.

183. Prior to entering into the APA, Ritz and Moe participated in the same or similar schemes to defraud no less than three other entities by inducing them, by wire communication, into entering fraudulent transactions for their own personal financial benefit, as alleged in paragraphs 14 through 65.

184. The actions described herein constitute a pattern of racketeering activity by Ritz and Moe—two or more predicate acts of fraud by wire.[23]

185. As a direct and proximate result of Ritz and Moe's racketeering activity, Genius has been injured with regard to its property because Ritz and Moe, among other things: (i) pocketed $6,595,180.00 that Genius paid toward the purchase of encumbered title to the Prime Source Assets; (ii) prevented Genius from utilizing the common shares transferred to Ritz and Moe

[23] Pursuant to 18 U.S.C. § 1343, fraud by wire occurs when "whoever, having devised or intending to devise any scheme or artifice to defraud, or for obtaining money or property by means of false or fraudulent pretenses, representations, or promises, transmits or causes to be transmitted by means of wire, radio, or television communication in interstate or foreign commerce, any writings, signs, signals, pictures, or sounds for the purpose of executing such scheme or artifice…." 18 U.S.C. § 1343.

pursuant to the APA to raise additional working capital pursuant to the ATM Agreement; (iii) caused Genius to lose over $15 million in working capital by improperly seeking injunctive relief for the sole purpose of extorting Genius to pay millions of dollars to LZG; and (iv) will cause Genius to suffer damages in the amount of no less than $ 150 million in lost working capital should Genius lose access to its At-The-Market funding agreement.

186. Therefore, pursuant to the provisions of 18 U.S.C. § 1964(c), Genius is entitled to treble damages against Ritz and Moe as allowed herein, as well as costs and reasonable attorney's fees.

COUNT II
Violation of Racketeer Influenced and Corrupt Organizations Act,
18 U.S.C. § 1962(d) and Fla. Stat. § 895.03(4)

187. This Count arises under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. § 1962(d) and Fla. Stat. § 895.03(4). The allegations of paragraphs 66 through 140 are incorporated herein by reference.

188. 18 U.S.C. § 1962(d) states it "shall be unlawful for any person to conspire to violate any of the provisions of subsection (a), (b), or (c) of this section."

189. Through words or actions, Ritz and Moe, as persons employed by, or associated with the enterprise, LZG, agreed to participate in conducting the affairs of LZG.

190. Through LZG, Ritz and Moe agreed to participate in two or more predicate acts prohibited by 18 U.S.C. § 1961.

191. Specifically, upon information and belief, Ritz and Moe intentionally agreed to and conspired to, by and through their agents and/or on behalf of themselves as individuals, to conduct and participate in the affairs of the enterprise by fraudulently inducing the purchase of multiple

companies or sale of encumbered assets by wire, in the manner alleged in Count I, paragraphs 172 through 188, *supra*.

192. Upon information and belief, Ritz and Moe knew that their predicate acts were part of a scheme to fraudulently induce the purchase of multiple companies or the sale of encumbered assets by wire for the purpose of obtaining money or property, and nonetheless agreed to the commission of those acts to further the schemes described above. Such conduct constitutes a conspiracy to violate 18 U.S.C. § 1962(c) in the manner alleged in Count I, paragraphs 172 through 188, *supra*, in violation of 18 U.S.C. § 1962(d).

193. As a direct and proximate result of the foregoing conspiracy, the overt acts taken in furtherance of that conspiracy, and the violations of 18 U.S.C. § 1962(d), Genius has been injured in its business and property because Ritz and Moe, among other things: (i) pocketed $6,595,180.00 that Genius paid toward the purchase of encumbered title to the Prime Source Assets, (ii) prevented Genius from utilizing the common shares transferred to Ritz and Moe pursuant to the APA to raise additional working capital pursuant to the ATM Agreement; (iii) caused Genius to lose over $ 15 million in working capital by improperly seeking injunctive relief for the sole purpose of extorting Genius to pay millions of dollars to LZG; and (iv) will cause Genius to suffer damages in the amount of no less than $ 150 million in lost working capital should Genius lose access to its At-The-Market funding agreement.

JURY DEMAND

Genius demands a trial by jury on all issues properly so tried.

PRAYER FOR RELIEF

WHEREFORE, for the reasons set forth in Counts I and II, Genius seeks a verdict and judgment against Ritz and Moe as follows:

A. Awarding Genius monetary damages in the amount of no less than $150 million;

B. Awarding treble damages, attorney's fees and court costs pursuant to 772.104(1), Fla. Stat. (2024); and

C. Awarding any such other relief the Court deems just and proper.

Dated: March 31, 2025
Naples, Florida

Respectfully Submitted,
THE BASILE LAW FIRM P.C.

/s/ Agapija Cruz
Agapija Cruz, Esq.
365 Fifth Avenue S.
Suite 202
Naples, Florida 33472
Tel.: (239) 232-8400
Fax: (631) 498-0478
Email: agapija@thebasilelawfirm.com

Mark R. Basile, Esq. *(Pro Hac Vice forthcoming)*
390 N. Broadway, Ste. 140
Jericho, New York 11753
Tel.: (516) 455-1500
Fax: (631) 498-0478
Email: mark@thebasilelawfirm.com

Joseph F. Rose, Esq. *(Pro Hac Vice forthcoming)*
390 N. Broadway, Ste. 140
Jericho, New York 11753
Tel.: (516) 455-1500
Fax: (631) 498-0478
Email: joe@thebasilelawfirm.com

Alyssa Feldman, Esq. *(Pro Hac Vice forthcoming)*
390 N. Broadway, Ste. 140
Jericho, New York 11753
Tel.: (516) 455-1500

Fax: (631) 498-0478
Email: alyssa@thebasilelawfirm.com

Counsel for Plaintiff Genius Group Limited

CERTIFICATE OF SERVICE

I hereby certify that on the 31st day of March 2025, the foregoing document was electronically filed with the Clerk of the Court using the CM/ECF system, which will send a notification of such filing to all counsel of record.

/s/ Agapija Cruz